UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TB SA Acquisition Corp
(Name of Issuer)

Class A Ordinary Shares
(Title of Class of Securities)

G8657L105
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8657L105	Page 2 of 10

(1)	Names of reporting persons TCP SA, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of	(5) Sole voting power 0)
shares beneficially owned by	(6) Shared voting power 9,138,334(1)
each reporting person	(7) Sole dispositive power 0
with:	(8) Shared dispositive power 9,138,334(1)
(9)	Aggregate amount beneficially owned by each reporting person 9,138,334(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 31.4%(2)
(12)	Type of reporting person (see instructions) PN

(1) Represents 9,138,334 Class A ordinary shares acquirable in respect of (i) 4,805,000 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination or earlier at the option of the holder and (ii) 4,333,334 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2) Calculated based on (i) 20,000,000 Class A shares, outstanding as of November 22, 2021 as disclosed in the Issuer’s 8-K, filed on November 22, 2021 and (ii) 9,138,334 Class A ordinary shares issuable in connection with the conversion or exercise of the 4,805,000  Class B Shares and the 4,333,334 Private Placement Warrants.

CUSIP No. G8657L105	Page 3 of 10

(1)	Names of reporting persons TowerBrook Investors, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of	(5) Sole voting power 0)
shares beneficially owned by	(6) Shared voting power 9,138,334(1)
each reporting person	(7) Sole dispositive power 0
with:	(8) Shared dispositive power 9,138,334(1)
(9)	Aggregate amount beneficially owned by each reporting person 9,138,334(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 31.4%(2)
(12)	Type of reporting person (see instructions) CO

(1) Represents 9,138,334 Class A ordinary shares acquirable in respect of (i) 4,805,000 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination or earlier at the option of the holder and (ii) 4,333,334 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2) Calculated based on (i) 20,000,000 Class A shares, outstanding as of November 22, 2021 as disclosed in the Issuer’s 8-K, filed on November 22, 2021 and (ii) 9,138,334 Class A ordinary shares issuable in connection with the conversion or exercise of the 4,805,000  Class B Shares and the 4,333,334 Private Placement Warrants.

CUSIP No. G8657L105	Page 4 of 10

(1)	Names of reporting persons Neal Moszkowski
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of	(5) Sole voting power 0)
shares beneficially owned by	(6) Shared voting power 9,138,334(1)
each reporting person	(7) Sole dispositive power 0
with:	(8) Shared dispositive power 9,138,334(1)
(9)	Aggregate amount beneficially owned by each reporting person 9,138,334(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 31.4%(2)
(12)	Type of reporting person (see instructions) IN

(1) Represents 9,138,334 Class A ordinary shares acquirable in respect of (i) 4,805,000 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination or earlier at the option of the holder and (ii) 4,333,334 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2) Calculated based on (i) 20,000,000 Class A shares, outstanding as of November 22, 2021 as disclosed in the Issuer’s 8-K, filed on November 22, 2021 and (ii) 9,138,334 Class A ordinary shares issuable in connection with the conversion or exercise of the 4,805,000  Class B Shares and the 4,333,334 Private Placement Warrants.

CUSIP No. G8657L105	Page 5 of 10

(1)	Names of reporting persons Ramez Sousou
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United Kingdom
Number of	(5) Sole voting power 0)
shares beneficially owned by	(6) Shared voting power 9,138,334(1)
each reporting person	(7) Sole dispositive power 0
with:	(8) Shared dispositive power 9,138,334(1)
(9)	Aggregate amount beneficially owned by each reporting person 9,138,334(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 31.4%(2)
(12)	Type of reporting person (see instructions) IN

(1) Represents 9,138,334 Class A ordinary shares acquirable in respect of (i) 4,805,000 Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), convertible one-for-one into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination or earlier at the option of the holder and (ii) 4,333,334 private placement warrants to acquire Class A ordinary shares upon payment of $11.50 per share (“Private Placement Warrants”), commencing 30 days after completion of the Issuer’s initial business combination.

(2) Calculated based on (i) 20,000,000 Class A shares, outstanding as of November 22, 2021 as disclosed in the Issuer’s 8-K, filed on November 22, 2021 and (ii) 9,138,334 Class A ordinary shares issuable in connection with the conversion or exercise of the 4,805,000  Class B Shares and the 4,333,334 Private Placement Warrants.

CUSIP No. G8657L105	Page 6 of 10

Item 1(a).	Name of Issuer
TB SA Acquisition Corp (the “Issuer”)
Item 1(b).	Address of the Issuer’s Principal Executive Offices
PO Box 1093, Boundary Hall Grand Cayman, Cayman Islands KY1-1102
Item 2(a).	Names of Persons Filing
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (i)TCP SA, LLC; (ii)TowerBrook Investors, Ltd.; (iii)Neal Moszkowski; and (iv)Ramez Sousou.
Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business office for (i) TCP SA, LLC, (ii) TowerBrook Investors, Ltd. and (iii) Neal Moszkowski is:

c/o TowerBrook Capital Partners L.P.

Park Avenue Tower, 65 East 55th Street, 19th Fl.

New York, New York 10022

The principal business office for Ramez Sousou is:

c/o TowerBrook Capital Partners (U.K.) LLP

1 St. James's Market

London SW1Y 4AH

United Kingdom

Item 2(c).	Citizenship
See responses to Item 4 on each cover page.
Item 2(d).	Title of Class of Securities
Class A Ordinary Shares
Item 2(e).	CUSIP Number
G8657L105

CUSIP No. G8657L105	Page 7 of 10

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
Not Applicable.
Item 4.

Ownership

(a)Amount beneficially owned:

As of December 31, 2021, TCP SA, LLC (“Sponsor”) may be deemed to beneficially own 9,138,334 Class A Ordinary Shares of the Issuer that it holds directly.

TCP SA GP, Ltd (“TCP SA GP”) is the general partner of the Sponsor and may be deemed to beneficially own 9,138,334 Class A Ordinary Shares of the Issuer directly held by the Sponsor.

TowerBrook Investors, Ltd. (“TowerBrook Investors”) is the sole member of TCP SA GP and may be deemed to beneficially own 9,138,334 Class A Ordinary Shares of the Issuer directly held by the Sponsor.

Neal Moszkowski is a director and one of the joint controlling shareholders of TowerBrook Investors and may be deemed to beneficially own 9,138,334 Class A Ordinary Shares of the Issuer directly held by the Sponsor.

Ramez Sousou is a director and one of the joint controlling shareholders of TowerBrook Investors and may be deemed to beneficially own 9,138,334 Class A Ordinary Shares of the Issuer directly held by the Sponsor.

Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any Class A Ordinary Shares covered by this Schedule 13G except to the extent of such person’s pecuniary interest in the Class A Ordinary Shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

(b)Percent of Class:

See responses to Item 11 on each cover page.

(c)Number of shares as to which the Reporting Person has:

(i)Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

CUSIP No. G8657L105	Page 8 of 10

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.
Item 8.	Identification and Classification of Members of the Group
Not Applicable.
Item 9.	Notice of Dissolution of Group
Not Applicable.
Item 10.	Certification
Not Applicable.

CUSIP No. G8657L105	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:February 14, 2022

TCP SA, LLC
By: TCP SA GP, Ltd
Its:	General Partner
By:	/s/ Neal Moszkowski

Name:	Neal Moszkowski
Title:	Director

TowerBrook Investors, Ltd.

By:	/s/ Neal Moszkowski

Name:	Neal Moszkowski
Title:	Director

Neal Moszkowski

By:	/s/ Neal Moszkowski

Ramez Sousou

By:	/s/ Ramez Sousou

CUSIP No. G8657L105	Page 10 of 10

Exhibit Index

Exhibit No.	Description

99.1	Joint Filing Agreement, dated February 14, 2022, among TCP SA, LLC, TowerBrook Investors, Ltd., Neal Moszkowski and Ramez Sousou.